SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 25)

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 825 Eighth Avenue, 31st Floor New York, New York 10019 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 17, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,359,442
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,359,442
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,359,442
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%*
14.	TYPE OF REPORTING PERSON PN

* This calculation is based upon 27,454,213 shares of the common stock, without par value (the “Shares”) of Agilysys, Inc. a Delaware corporation (the “Issuer”) outstanding as of May 17, 2024, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024, filed with the Securities and Exchange Commission on May 22, 2024.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,359,442
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,359,442
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,359,442
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%[a]
14.	TYPE OF REPORTING PERSON OO

a This calculation is based upon 27,454,213 shares of the common stock, without par value (the “Shares”) of Agilysys, Inc. a Delaware corporation (the “Issuer”) outstanding as of May 17, 2024, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024, filed with the Securities and Exchange Commission on May 22, 2024.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7.	SOLE VOTING POWER
10,548

8.	SHARED VOTING POWER
1,697,518
9.	SOLE DISPOSITIVE POWER
10,548

10.	SHARED DISPOSITIVE POWER
1,697,518
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,708,066
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%[a]
14.	TYPE OF REPORTING PERSON IN

a This calculation is based upon 27,454,213 shares of the common stock, without par value (the “Shares”) of Agilysys, Inc. a Delaware corporation (the “Issuer”) outstanding as of May 17, 2024, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024, filed with the Securities and Exchange Commission on May 22, 2024.

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This statement is filed with respect to the shares of the common stock, without par value (the “Shares”), of Agilysys, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) and amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2008, as amended, including most recently amended by Amendment No. 24 thereto filed with the SEC on June 4, 2024 (“Amendment 24,” and collectively as so amended through Amendment 24, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Fund and MAK Capital, the “Reporting Persons”).

ITEM 4.	PURPOSE OF TRANSACTION

The sale of Shares reported herein were pursuant to the January 25, 2024 Rule 10b5-1 trading plan between MAK Capital and BTIG, LLC Trading Plan disclosed in Amendment 23 (the “2024 10b5-1 Trading Plan”), the form of which was filed as Exhibit 1 to Amendment 23. The Shares of Common Stock were sold for MAK Fund for portfolio management purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) is amended as follows:

The ownership percentages are calculated based on 27,454,213 Shares outstanding as of May 17, 2024, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024, filed with the Commission on May 22, 2024.

(a)	As of June 20, 2024:

(i)	MAK Fund beneficially owns 1,359,442 Shares, representing 5.0% of the outstanding Shares;

(ii)	MAK Capital beneficially owns 1,359,442 Shares, representing 5.0% of the outstanding Shares; and

(iii)	Mr. Kaufman beneficially owns 1,708,066, representing 6.2% of the outstanding Shares.

Item 5 (b) is amended as follows:

Each of the MAK Fund, MAK Capital and Mr. Kaufman share voting power and investment power with respect to the 1,403,471 Shares. The information contained in rows 7 to 11 on each of the cover pages is incorporated by reference in its entirety.

Item 5(c) is amended as follows:

The transactions effected by the Reporting Persons during the last 60 days are set for the on Schedule A hereto which is incorporated herein by reference in its entirety.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: June 20, 2024

MAK CAPITAL FUND LP

By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

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SCHEDULE A

RECENT TRANSACTIONS

The following transactions in the Shares of Common Stock were effected by the Reporting Persons since June 4, 2024, the last day included on Amendment 24 of this Schedule 13D. All of the sales listed below were effected by MAK Capital for the MAK Fund (with the reported price per share being a weighted average) and were pursuant to the 2024 10b5-1 Trading Plan.

Date Sold	Shares Sold	Price per Share
6- 5-2024	28,429	$95.4379
6- 6-2024	28,018	$93.0715
6- 7-2024	66,795	$93.795
6-10-2024	25,747	$92.8845
6-11-2024	14,265	$91.5926
6-12-2024	33,933	$92.7502
6-13-2024	21,137	$90.7095
6-14-2024	38,539	$90.8484
6-17-2024	45,665	$92.442
6-20-2024	44,029	$93,849

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